Mail Stop 4561

June 24, 2008

VIA USMAIL and FAX (775) 325-7114

Ms. Stephanie Lepori
Chief Financial Officer
Silver Legacy Capital Corp.
407 North Virginia Street
Reno, Nevada 89501

> **Re: Silver Legacy Capital Corp.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed on March 31, 2008**
> **File No. 333-87202-01**

Dear Ms. Stephanie Lepori:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                    Sincerely,

                                    Cicely LaMothe
                                    Branch Chief